

Mail Stop 3561

February 24, 2009

Mr. Jeffery Lamberson
President
MIP Solutions, Inc.
2060 Stockman Circle
Folsom, CA 95630

> **Re: MIP Solutions, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 26, 2008**
> **File No. 333-141927**

Dear Mr. Lamberson:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 10, 2009. Our review resulted in the following additional comments.

Form 8-K filed November 26, 2008

1.   It appears that the date of report on the cover page should be November 14, 2008, the date that management reached its non-reliance conclusion. Please revise or advise.

2.   We reviewed your response to comment two from our letter dated December 1, 2008 and the proposed revisions to your disclosure. The nature of the accounting error related to recognition of licensing fee assets and liabilities is still unclear to us. Please explain to us in detail the nature of the additional licensing fees you are capitalizing with reference to the license agreement commitments described in Note 7 to the financial statements included in Form 10-KSB filed March 31, 2008. In addition, explain why these license fees are being accrued and capitalized on a quarterly basis. Finally, please clarify your disclosure regarding the nature of error related to the license fees in light of the terms of the license agreement.

3.   We reviewed your response to comment three from our letter dated December 1, 2008 and the proposed revisions to your disclosure. Please tell us the circumstances and license terms that support your rationale for commencing

amortization of license fees upon the first commercial sale of licensed products. Please specifically address the provisions in paragraphs 11-12 of SFAS 142 in your response.

4.   Please revise your disclosure in the amended filing to indentify the period(s) affected by the correction of the accounting error related to the issuance of common stock for services.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant